

November 23, 2010

Mr. Kenneth Haber
Chief Financial Officer
OM Group, Inc.
127 Public Square, 1500 Key Tower
Cleveland, OH 44114

> **RE: OM Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **File No. 1-12515**

Dear Mr. Haber:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 47

Note 1 – Significant Accounting Policies, page 54

Property, Plant and Equipment, page 55

2. The range of useful lives for your equipment and furniture and fixtures of three to twenty years is very broad. Please breakout these categories into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Note 19 – Lease Obligations, page 92

3. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

4. Please address the above comments in your interim filings as well, as applicable.

Note 3 – Acquisition, page 8

5. Please disclose the amounts of revenue and earnings of EaglePicher Technologies LLC since the acquisition date of January 29, 2010 that are included in your statements of operations. Refer to FASB ASC 805-10-50-2(h)(1).

6. Please also revise to disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3).

7. You disclose that the weighted-average amortization period for customer relationships is eighteen years and the weighted-average amortization period for know-how is twenty years for the EaglePicher Technologies acquisition. Please provide us with a comprehensive analysis of how you arrived at an eighteen year

amortization period for your customer relationships and twenty year amortization period for your know-how. In this regard, based on page 64 of the December 31, 2009 Form 10-K, it appears that your customer relationships prior to this EaglePicher transaction had a weighted amortization period of ten years. Please help us understand why these customer relationships have such a longer amortization period than previous customer relationships. Also, please enhance your disclosure to discuss what know-how was acquired. Refer to ASC 350-30-35-1 through 3.

8. Given that it would appear you have customer attrition every year, we expect that you would attain greater benefit from the acquired customer base in earlier versus later periods after acquisition. We also expect that a sizeable portion of your sales in later periods would be attributed to your ongoing sales efforts. To the extent that you are using the straight-line method of amortization rather than an accelerated method, please explain how you compensated for these factors in your selection of an eighteen year amortization period for your customer relationships and twenty year amortization period for your know-how. Refer to ASC 350-30-35-6.

Note 4 – Restructuring, page 9

9. Please revise your rollforward on page 10 to separately present cash charges and reversals. In addition, please separately discuss cash charges and reversals in the narrative portion of your disclosure.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief